Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 001-08262

Suiza Foods Corporation and Dean Foods Company will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Suiza free of charge by requesting them in writing from Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations, or by telephone at (214) 303-3400. You may obtain documents filed with the SEC by Dean Foods free of charge by requesting them in writing from Dean Foods Company, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Corporate Secretary, or by telephone at (847) 678-1680.

Suiza and Dean Foods, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the merger. Information about the directors and executive officers of Suiza and their ownership of Suiza shares is set forth in the proxy statement for Suiza’s 2001 annual meeting of shareholders. Information about the directors and executive officers of Dean Foods and their ownership of Dean Foods stock is set forth in the proxy statement for Dean Foods’ 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Safe Harbor Statement

Some of the statements in this document are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These “forward-looking” statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies’ expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies’ projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the projected earnings per share and to realize projected cost savings and operational efficiencies is dependent upon the companies’ ability, in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and, potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this document speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

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The following is a copy of a Merger News Bulletin that Dean Foods intends to disseminate to its employees:

A NOTE FROM HOWARD DEAN

I would like to introduce the first issue of the Dean Foods Merger News Bulletin, a resource to keep you informed of developments related to the proposed merger between Dean Foods and Suiza Foods. Because the merger approval process is likely to take several months, we will publish this bulletin on a regular basis in a concerted effort to keep you updated on the merger’s progress and key events.

I know this is a time of uncertainty and that you may have questions related both to your future and that of Dean Foods. Please know that our entire management team is committed to passing along all relevant information and answers to you as quickly as possible. In the meantime, I urge you to use all the information resources available to you, including this bulletin, the Merger Hotline, and of course, your direct supervisor/manager. We have also included a Suiza fact sheet, which should give you an overview of the company.

I want to personally thank each of you for maintaining your commitment to Dean Foods during this time of change. This kind of dedication and level of performance has helped us build our 75-year tradition of providing high quality, cost-competitive products and services to our customers. I appreciate the pride you take in your work and Dean Foods.

Howard Dean

WHY ARE WE MERGING?

Here’s a recap of the some of the top reasons why Dean Foods and Suiza Foods have decided to merge and how this will benefit Dean Foods and our customers:

The merger brings together two companies with a common commitment to customer service and quality, complementary operations, products, distribution networks and geographic strengths.
The Dean Foods company that emerges will be an efficient and competitive force in the food and beverage business.
The new Dean Foods will be a leading processor, distributor and marketer of specialty and dairy-based foods with close to $10 billion in sales.
The new company will be committed to increasing fluid milk consumption, which will benefit producers, processors and the entire industry.
The new Dean Foods has the potential to increase shareholder value.
We will be better positioned to respond to the needs of consumers, retailers and foodservice distributors at all levels – locally, regionally and nationally. This merger especially strengthens our ability to serve the rapidly consolidating national retail grocery and foodservice industries.
The new Dean Foods will have additional new products and packaging to introduce in expanded markets and to larger national accounts.
The company will be committed to maintaining the high standards of product quality and customer service that both Dean Foods and Suiza Foods customers have come to expect.

MERGER EVENTS

  April 5, 2001: Merger between Dean Foods and Suiza Foods is announced.

  April 9, 2001: Dean Foods and Suiza Foods submit a pre-merger notification filing to the Federal Trade Commission and the U.S. Department of Justice. The U.S. Department of Justice is the lead governmental agency reviewing the transaction.

  Early May, 2001: “Second Request” from the U.S. Department of Justice is likely to be issued. A Second Request would require the merging parties to produce detailed information and documentation about their businesses for government review. During this period, which can last for many months, the government will likely contact industry participants, including our customers, competitors and suppliers. Both Dean Foods and Suiza Foods will respond to the Second Request.

The merger closing is expected to take place five to eight months from now. As we learn more information, we’ll be sure to keep you posted.

More Questions? Call the Merger Hotline (800-843-8749) for more information.

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ANSWERS TO YOUR QUESTIONS

Following the merger announcement, we received several questions from our employees through our Merger Hotline (800-843-8749). Here are some of those questions, as well as the answers:

Q: I thought Dean Foods and Suiza Foods were merging, but I heard news reports that said Dean Foods is being bought out. Which is correct?

A: Once the merger is completed, Dean Foods and Suiza Foods will be merging their operations into one new company named “Dean Foods”. However, although the new company will be known by the Dean Foods name, Suiza shareholders will own approximately two-thirds of the company and Dean Foods shareholders will own the remaining one-third. In addition, one-third of the board of directors of the combined company will be designated by Dean Foods.

Q: I work at one of the facilities that will be divested. Where can I get more information about the new company that will be acquiring the divested facilities?

A: The new company, National Dairy Holdings, LP, will be the result of a joint venture between the Dairy Farmers of America (DFA) and other experienced dairy businesses. DFA is the nation’s largest dairy farmer–owned marketing cooperative. Because National Dairy Holdings, LP, will be a newly-formed venture, there is little information currently available about National Dairy Holdings, LP.

Q: I work at a Dean Foods facility that is in the same area as two Suiza facilities. Will my facility be divested too?

A: At this time, we feel that we have identified all of the plants that need to be divested in order to address potential regulatory concerns and ensure local and regional competition. We do not anticipate that any more divestitures will be necessary for completion of the merger. If more information becomes available, we will share it with you as quickly as possible.

Q: What will happen to the Specialty Foods business unit? How does Suiza feel about our non-dairy businesses?

A: Gregg Engles, Suiza’s CEO, has indicated that Suiza has a great appreciation for our non-dairy businesses. They believe the pickle business is strong and generates significant revenues. The powdered non-dairy segment has also built a significant position that provides outstanding returns. Furthermore, the aseptic and cheese sauces segment, as well as Marie’s salad dressings and Dean’s dips products, are profitable market leaders in their categories and represent value to the new company.

Q: What happens to my Dean Foods stock following the merger?

A: Under the terms of the merger agreement, Dean Foods shareholders will receive $21 in cash and .429 shares of the new Dean Foods stock for each current share of Dean Foods stock owned. The mix of cash and stock you will receive is subject to adjustment should Suiza’s stock price fall below approximately $32.71 at the time of the merger closing. Any adjustment to the cash and stock mix will preserve the partial tax-free treatment of the merger for Dean stockholders and will not affect the total value you receive in the merger.

Q: What happens to the Dean stock I hold in my 401k plan?

A: It will be converted in the same manner as described in the previous answer. The cash you receive will remain in your 401k account.

Q: How will Howard Dean’s retirement work?

A: Howard will be the Chairman of the new Dean Foods and will be a board member. Howard plans to retire in June of 2002 and, at that time, Gregg Engles is expected to assume the position of Chairman, in addition to his role as Chief Executive Officer of the new company.

Q: Will the combined company continue to market products under Suiza’s brand names?

A: The Suiza label is really only used and recognized in Puerto Rico, where they will continue to utilize the brand. Much like Dean Foods, Suiza has a number of regional, national and partnership brands that will continue to be marketed under the same names.

Q: When do you expect shareholders of both companies to vote on the transaction? When will you issue a proxy to shareholders?

A: We expect a shareholder vote to occur after the SEC completes its review of Suiza’s and Dean’s prospectus/joint proxy statement. At that time, the prospectus/joint proxy statement will be mailed to our shareholders. The shareholder vote will take place approximately 30 days after the prospectus/joint proxy statement has been mailed.

Q: Will the merger be approved by the federal government?

A: While the merger review process will be comprehensive, we are confident that the transaction will be approved. We believe our decision to divest the four Dean Foods and two Suiza Foods facilities will resolve any regulatory issues related to the merger. The dairy industry is and will

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More Questions? Call the Merger Hotline (800-843-8749) for more information.

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MERGER RULES OF THE ROAD

With any merger, there are certain legal rules that must be followed. Established by government regulators, these rules are necessary for ensuring a fair and legal merger and apply to all companies that plan to merge. Here’s a quick snapshot of these “Rules of the Road,” and what they mean to you:

1	First, until the merger is complete, Dean Foods and Suiza Foods are separate, independent companies and need to continue operating that way – this is what is meant by “business as usual.” Essentially, you should perform the daily requirements of your job just the same as you did before the merger announcement.

2	Federal antitrust agencies have made it clear that two competitors may not collaborate simply because they have signed an agreement to merge. Therefore, it is very important that you not share any business-related information with Suiza employees until the merger is complete. This includes, but is not necessarily limited to, information about customers, costs, prices, contract terms, distributors, new product introductions and business strategies.

3	In addition, you should not engage in any joint calls or meetings with customers or suppliers involving both Dean Foods and Suiza Foods, including sales calls related to school bidding.

4	There should be no communication between Dean Foods and Suiza Foods regarding past school bidding or future intentions with respect to school bidding. If you are contacted by anyone about the business activities associated with the combined company going forward, please contact Dean Foods’ Legal Department for guidance. You should advise the person(s) contacting you that your participation in such activities is strictly prohibited.

5	If you are aware of any situation in which there has been unauthorized contact regarding the business activities associated with Dean Foods, Suiza Foods or the combined company, you should notify Dean Foods’ Legal Department.

6	You should not grant interviews to the media. Any calls from the media should be referred to Lu Ann Lilja in the corporate office at (847) 233-5459.

If you have any questions about how you should conduct business throughout the merger process, or would like any more information about these “Rules of the Road,” please contact Dale Kleber in the Dean Foods Legal Department at (847) 233-5452.

ANSWERS TO YOUR QUESTIONS Continued from page 2.

remain highly competitive at both local and regional levels. This transaction creates a company that benefits consumers and retailers by providing a broader range of products. National and super-regional customers will also be given the option of one-stop shopping. We believe that regulators will see the merits of this transaction and endorse it.

Q: What does this transaction mean for the future of competition in the dairy industry?

A: There will continue to be vigorous competition from other well-known local and regional rivals in every market where the new Dean Foods will operate. The formation of National Dairy Holdings, LP, will create an additional large-scale dairy competitor. We believe this transaction is a very positive one for the dairy industry in this country. The merger will create a more efficient player in the foods industry capable of increasing funding for marketing and product innovation. The company will also be committed to reversing declining fluid milk consumption –something that will benefit the entire industry.

Q: How will customers be affected by this acquisition?

A: Our national and super-regional customers will find a company able to service them much more broadly and consistently as a result of the merger. Service for local customers will remain at the high standards they have come to expect. Customers will also benefit from a more diverse and innovative range of products.

A number of the questions we have received through the Merger Hotline and phone calls are individual and specific in nature. We will address those questions as we obtain more precise information.

The Merger Hotline will be available until the merger is complete, so please continue to submit your questions. You can access the hotline by calling 800-843-8749. While we cannot publish answers to all of your questions in the Merger News Bulletin, we will work to provide individuals with answers as quickly as possible.

More Questions? Call the Merger Hotline (800-843-8749) for more information.

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NATIONAL BRANDS

International Delight	Naturally Yours	kidsmilk™

Second Nature®	Mocha Mix	fitmilk®

Sun Soy™

REGIONAL BRANDS

Adohr Farms®	Garelick Farms™	Robinson®

Barbe’s®	Lehigh Valley Farms®	Schenkel’s All Star Dairy

Brown’s Dairy™	London’s®	Schepps®

Broughton®	Meadow Gold®	Shenandoah’s Pride®

Country Fresh®	Model Dairy®	Louis Trauth Dairy®

Dairy Gold®	Oak Farms®	Tuscan®

Dairymen’s®	Poudre Valley®	Velda Farms®

Flav-O-Rich®		West Lynn Creamery®

PARTNER/LICENSED BRANDS

Suiza also sells products under partner or licensed brands in certain regions. These brands include:

Borden® Lactaid® Foremost® Pet®

OTHER HOLDINGS

In addition to its national and regional brands, Suiza also markets its Celta® brand in Spain, as well as Suiza Dairy® products in Puerto Rico. The company also owns approximately 43 percent of the Consolidated Container Company, one of the nation’s largest manufacturers of rigid plastic containers.

WHERE ARE THEIR MANUFACTURING LOCATIONS?

Suiza operates over 80 domestic facilities in the U.S., two facilities in Puerto Rico and one in Spain. In the U.S., Suiza facilities can be found in 31 states.

More Questions? Call the Merger Hotline (800-843-8749) for more information.

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